April 8, 2011

Lawrence R. Hamilton, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

Re: Duff & Phelps Global Utility and Midstream Energy Income Fund Inc.
File Nos. 333-172883 and 811-22533

Dear Mr. Hamilton:

On March 16, 2011, you filed a registration statement on Form N-2 for Duff & Phelps Global Utility and Midstream Energy Income Fund Inc. (the "Fund") in connection with the registration of its common stock. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Cover Page — Fund Name

1.   The Fund's name includes the term "global," and the prospectus sets forth a Fund policy to invest a varying percentage of the Fund's assets in issuers located outside the United States and Canada, such that no more than 60% of the Fund's assets are invested in these issuers. Please add disclosure clarifying that a significant amount of the Fund's assets will be invested outside the United States. For example, the Fund might provide a policy regarding the minimum percentage of assets the Fund will invest, under normal market conditions, in issuers located outside the United States. We may have additional comments based on your response.

Inside Cover Page — Leverage (Page 2)

2.   This section describes the Fund's policy to utilize Leverage Instruments in an amount that represents approximately 30% of the Fund's total assets. Please also express the amount of leverage in terms of a percentage of net assets.

3.   This section also states that the Fund "generally" will not use leverage if Duff & Phelps Investment Management Company ("DPIM") anticipates that doing so will result in a lower

return to Common Shareholders over time. Please delete the word "generally" or, alternatively, explain to us the circumstances under which DPIM will use leverage if it anticipates that doing so will result in a lower return to Common Shareholders over time.

Prospectus Summary — Investment Objectives and Principal Investment Strategies (Page 4)

4.   Disclosure states that the Fund will invest at least 80% of its total assets in dividend-paying equity securities. Please disclose in this section the market capitalization range of the equity securities in which the Fund will invest.

Prospectus Summary — Leverage (Page 9)

5.   The last paragraph of this section states that DPIM may seek to hedge interest rate risks through rate swaps, caps or other derivative transactions. Please consider the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Summary — Distributions (Page 10)

6.   The first paragraph of this section states that the Fund may make quarterly distributions in excess of its net investment income, "in which case such excess will generally be a tax-free return of capital distributed from the Fund's assets." Please modify the characterization of these distributions as "tax-free" by describing both the immediate and long-term tax implications for Fund shareholders associated with a return of capital. Additionally, please add disclosure to this section that distributions in excess of net investment income represent a return to investors of the money they originally invested in the Fund.

Prospectus Summary — Risks (Page 12)

7.   The prospectus states that the Fund will use leverage in an effort to enhance total returns for its shareholders. Please provide in this section a summary of the risks involved in the Fund's use of leverage.

Prospectus Summary — Concentration Risk (Page 14)

8.   The first sentence of this paragraph states that the Fund's investments will be concentrated in the electric, gas, telecommunications and midstream energy sectors. In order to provide consistency with the cover page of the prospectus and provide clarity for prospective investors, please modify the first sentence of this paragraph to state that the Fund's investments will be concentrated in the electric, gas and telecommunications sectors of the utility industry, and the midstream energy sector of the energy industry.

Prospectus Summary — Derivatives Risk (Page 19)

9.   The first paragraph of this section describes the risk to the Fund should a counterparty in a derivative transaction fail to perform its obligations due to financial difficulties. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Prospectus Summary — Risk from Investments in Other Investment Companies (Page 20)

10.   This section states that the Fund may invest in the securities of other investment companies. Please disclose investments in the securities of other investment companies as an investment strategy of the Fund.

Summary of Fund Expenses (Page 23)

11.   The third caption in the table references "Expenses borne by the Fund." Since all the fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words "borne by the Fund" from this caption.

12.   Please modify the heading for the annual expense portion of the table from "Annual Expenses" to "Annual Expenses (as a percentage of net assets attributable to common shares)." <u>See</u> Item 3 of Form N-2.

13.   Footnote (1) to the fee table provides that DPIM has agreed to reimburse all organizational expenses of the Fund and to pay certain offering costs. Please include in footnote (1) an estimate of the following:

- The size of the offering in dollars and shares;
- The total offering costs in dollars and costs per share;
- The offering costs expected to be paid by DPIM in dollars and costs per share; and
- The offering costs expected to be paid by the Fund in dollars and costs per share.

14.   Please reformat footnote (3) into a narrative format so it will not be confused with the Fund's fee table.

Investment Objectives and Principal Investment Strategies — Short Sales (Page 35)

15.   This section describes the Fund's strategy relative to short sales. Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. <u>See</u> AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93.j (May 1, 2010).

Description of Capital Structure — Repurchase of Stock and Other Discount Measures (Page 68)

16.   This section provides disclosure regarding the possibility that the Board of Directors may take action to repurchase Common Shares in the open market or make tender offers for Common Shares. Please disclose:

- The expected timing of and procedures associated with such repurchases including, in the case of a tender offer, when the purchase price will be determined and how shareholders may readily ascertain the net asset value per share during the period that the tender offer is open;
- The means by which share repurchases will be funded, and any risks inherent in the policies relating to funding; and
- A procedure for providing shareholders with a notice describing the terms of the tender offer, including information shareholders should consider in deciding whether or not to participate in the tender offer, and detailed instructions on how to tender shares. See Guide 2 to Form N-2.

Statement of Additional Information

Investment Restrictions (Page 13)

17.   Please clarify in Investment Restriction (1) that the Fund will concentrate its investments in each of the utility industry and the energy industry.

Directors and Officers (Page 16)

18.   The table of information about the Fund's directors discloses "Other Directorships Held by Director." Please modify the table or provide other disclosure of any directorships held by each director during the past five years. See Item 18.6(b) to Form N-2.

19.   For each individual director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as a director for the Fund, in light of the Fund's business and structure. See Item 18.17 of Form N-2.

General Comments

20.   Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

23.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

24.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk